

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 15, 2007

Mr. René Obermann
Chief Executive Officer and
Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

      RE: Deutsche Telekom AG
                Form 20-F for the fiscal year ended December 31, 2006
                File number: 1-14540
                Filed March 1, 2007

Dear Mr. Obermann:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director